UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jeffrey T. Hartlin

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California  94304-1106

(650) 320-1804

January 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 15,079,869

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 15,079,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,079,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%(*)

14.	Type of Reporting Person (See Instructions) PN

(*)                                 This calculation is based upon a total of 57,300,713 shares outstanding as of November 9, 2012, as reported in the Quarterly Report on Form 10-Q of Synutra International, Inc., a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 9, 2012.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus IX LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 15,079,869

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 15,079,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,079,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)                                 This calculation is based upon a total of 57,300,713 shares outstanding as of November 9, 2012, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2012.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 15,079,869

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 15,079,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,079,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)                                 This calculation is based upon a total of 57,300,713 shares outstanding as of November 9, 2012, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2012.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus & Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 15,079,869

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 15,079,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,079,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%(*)

14.	Type of Reporting Person (See Instructions) PN

(*)                                 This calculation is based upon a total of 57,300,713 shares outstanding as of November 9, 2012, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2012.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,079,869

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,079,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,079,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)                                 This calculation is based upon a total of 57,300,713 shares outstanding as of November 9, 2012, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2012.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,079,869

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,079,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,079,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%(*)

14.	Type of Reporting Person (See Instructions) IN

(*)                                 This calculation is based upon a total of 57,300,713 shares outstanding as of November 9, 2012, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2012.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,079,869

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,079,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,079,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%(*)

14.	Type of Reporting Person (See Instructions) IN

(*)                                 This calculation is based upon a total of 57,300,713 shares outstanding as of November 9, 2012, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2012.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2007, as amended by Amendment No. 1 thereto filed with the Commission on April 24, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on September 2, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the Commission on April 26, 2011 (“Amendment No. 3”), Amendment No. 4 thereto filed with the Commission on May 9, 2011 (“Amendment No. 4”) and Amendment No. 5 thereto filed with the Commission on August 11, 2011 (“Amendment No. 5” and together with Amendment No. 1, Amendment No. 2 and Amendment No. 3 and Amendment No. 4, the “Initial Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC, who may be deemed to control WP IX, WP IX LLC, WPP LLC, WP LLC and WP.  WP IX, WP IX LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy are hereinafter referred to as the “Warburg Pincus Reporting Persons”.  The Initial Schedule 13D, as amended by this Amendment No. 6, is being referred to as the “Schedule 13D”. This Amendment No. 6 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

As disclosed in Amendment No. 4, effective as of the close of business on April 23, 2011, the maturity date of the Senior Exchangeable Note, Beams Power defaulted on its obligation to pay WP IX an aggregate of U.S. $58,593,750 pursuant to the Note (such default, the “Initial Specified Default”).  As disclosed in Amendment No. 5, WP IX entered into a Forbearance Agreement, dated August 10, 2011 (the “Initial Forbearance Agreement”), with Beams Power pursuant to which WP IX agreed, among other things, to forbear from exercising its contractual and legal rights and remedies with respect to the Initial Specified Default under certain circumstances, and agreed to extend the maturity date of the Senior Exchangeable Note to November 23, 2011 pursuant to a Restated Senior Exchangeable Note (the “Restated Note”).

Effective as of the close of business on November 23, 2011, the maturity date of the Restated Note, Beams Power defaulted on its obligation to pay WP IX pursuant to the Restated Note (the “Additional Specified Default” and together with the Initial Specified Default, the “Specified Defaults”).  The Warburg Pincus Reporting Persons are filing this Amendment No. 6 because WP IX and Beams Power entered into a Restated Forbearance Agreement, dated January 30, 2013, which amends and restates the Initial Forbearance Agreement in its entirety (the “Restated Forbearance Agreement”).  Pursuant to the Restated Forbearance Agreement, WP IX agreed, among other things, to forbear from exercising its contractual and legal rights and remedies with respect to the Specified Defaults under certain circumstances, and agreed to extend the maturity date of the Restated Note to January 30, 2014 pursuant to a Second Restated Senior Exchangeable Note (the “Second Restated Note”).  As additional consideration for WP IX entering into the Restated Forbearance Agreement, Beams Power paid U.S.$30,000,000 to WP IX under the Restated Note on January 30, 2013 (the “First Restated Note Payment”), and WP IX also entered into Amendment No. 1 to the Drag-Along Agreement, dated January 30, 2013 (the “Drag-Along Agreement Amendment”), pursuant to which Beams Power, among other things, agreed that, during the period commencing on the date of the occurrence of an event of default under the Second Restated Note and ending on the later to occur of the close of business on May 30, 2014 and the date that Beams Power satisfies its obligation under the Second Restated Note in full, WP IX, may, in its sole discretion in connection with a foreclosure on the pledged collateral under the Amended Share Pledge Agreement, require that Beams Power sell, transfer or otherwise dispose of up to all of the shares of the Issuer’s Common Stock and other equity interests of the Issuer beneficially owned by Beams Power.  The Drag-Along Agreement, as amended by the Drag-Along Agreement Amendment, is referred to herein as the “Amended Drag-Along Agreement”.

Item 4.                                      Purpose of Transaction

The disclosure added to Item 4 pursuant to Amendment No. 1, as amended and restated pursuant to Amendment No. 5, is hereby deleted in its entirety and replaced with the following:

The Warburg Pincus Reporting Persons may from time to time purchase shares of the Issuer’s Common Stock or other equity interests of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Warburg Pincus Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Issuer’s Common Stock or other equity interests of the Issuer.

A copy of the Note Purchase Agreement is filed as Exhibit 7 to Amendment No. 1 and incorporated herein by reference. A copy of the Senior Exchangeable Note is filed as Exhibit 8 to Amendment No. 1 and incorporated herein by reference. A copy of the Share Pledge Agreement is filed as Exhibit 9 to Amendment No. 1 and incorporated herein by reference. A copy of the Additional Registration Rights Agreement is filed as Exhibit 10 to Amendment No. 1 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 24, 2008) and incorporated herein by reference. A copy of the Additional ABN Consent Letter is filed as Exhibit 11 to Amendment No. 1 and incorporated herein by reference. A copy of the Initial Forbearance Agreement is filed as Exhibit 14 to Amendment No. 5 and incorporated herein by reference. A copy of the Restated Note is filed as Exhibit 15 to Amendment No. 5 and incorporated herein by reference. A copy of the First Share Pledge Amendment is filed as Exhibit 16 to Amendment No. 5 and incorporated herein by reference. A copy of the Second Share Pledge Amendment is filed as Exhibit 17 to Amendment No. 5 and incorporated herein by reference. A copy of the Additional RRA Amendment is filed as Exhibit 18 to Amendment No. 5 and incorporated herein by reference. A copy of the Drag-Along Agreement is filed as Exhibit 19 to Amendment No. 5 and incorporated herein by reference. A copy of the Restated Forbearance Agreement is filed as Exhibit 20 to Amendment No. 6 and is incorporated herein by reference. A copy of the Second Restated Note is filed as Exhibit 21 to Amendment No. 6 and is incorporated herein by reference. A copy of the Drag-Along Agreement Amendment is filed as Exhibit 22 to Amendment No. 6 and is incorporated herein by reference. Set forth below is a summary of the material terms of the Note Purchase Agreement, the Restated Forbearance Agreement, the Second Restated Note, the Amended Share Pledge Agreement, the Amended Additional RRA, the Amended Drag-Along Agreement, the Additional ABN Consent Letter and the Third ABN Consent Letter (together, the “Transaction Documents”).

Terms of the Note Purchase Agreement

Pursuant to the Note Purchase Agreement, WP IX purchased from Beams Power, and Beams Power sold and issued to WP IX, a exchangeable note in the aggregate principal amount of U.S. $30,000,000. Pursuant to the Note Purchase Agreement, Beams Power agreed to use its commercially reasonable efforts to cause the Issuer to, among other things, (i) file reports required to be filed by the Issuer with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) maintain listing of the shares issued or issuable to WP IX under the terms of the Note Purchase Agreement, the Second Restated Note and the Amended Share Pledge Agreement.

The foregoing description of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the copy of the Note Purchase Agreement filed as Exhibit 7 to Amendment No. 1 and incorporated herein by reference.

Terms of the Restated Forbearance Agreement

As disclosed in Amendment No. 4, effective as of the close of business on April 23, 2011, the maturity date of the Senior Exchangeable Note, Beams Power defaulted on its obligation to pay WP IX an aggregate of U.S. $58,593,750 pursuant to the Senior Exchangeable Note. As disclosed in Amendment No. 5, pursuant to the Initial Forbearance Agreement, WP IX agreed, among other things, to forbear from exercising its contractual and legal rights and remedies with respect to the Initial Specified Default, and agreed to extend the maturity date of the Note to November 23, 2011 pursuant to the Restated Note.   Effective as of the close of business on November 23, 2011, the maturity date of the Restated Note, Beams Power defaulted on its obligation to pay WP IX pursuant to the Restated Note. Pursuant to the Restated Forbearance Agreement, WP IX agreed, among other things, to forbear from exercising its contractual and legal rights and remedies with respect to the Specified Defaults, and agreed to extend the maturity date of the Restated Note to January 30, 2014 pursuant to the Second Restated Note in exchange for, among other things, Beams Power paying the First Restated Note Payment to WP IX on January 30, 2013. The Restated Forbearance Agreement provides that the First Restated Note Payment shall be applied (1) first, against the accrued and unpaid expenses, (2) second, against the forbearance late charges, and (3) third, against the prior late charges.  As of January 30, 2013, the date of issuance of the Second Restated Note, after giving effect to the First Restated Note Payment, Beams Power owed WP IX an aggregate of approximately U.S. $62,587,966 pursuant to the Second Restated Note.

The foregoing description of the terms of the Restated Forbearance Agreement is qualified in its entirety by reference to the copy of the Restated Forbearance Agreement filed as Exhibit 20 to Amendment No. 6 and incorporated herein by reference.

Terms of the Second Restated Note

Pursuant to the Second Restated Note, as of January 30, 2013, the date of issuance of the Second Restated Note, and without giving effect to the First Restated Note Payment, Beams Power was obligated to pay WP IX an aggregate principal amount of U.S. $30,000,000, plus U.S. $28,593,750 in premium, plus U.S. $4,374,465 in prior late charges, plus U.S. $4,213,934 in forbearance late charges, plus $25,107,718 in additional late charges, plus approximately U.S. $298,099 in accrued and unpaid expenses.  The Restated Forbearance Agreement provides that the First Restated Note Payment shall be applied (1) first, against the accrued and unpaid expenses, (2) second, against the forbearance late charges, and (3) third, against the prior late charges.  After giving effect to the First Restated Note Payment, as of January 30, 2013, Beams Power was obligated to pay WP IX an aggregate principal amount of U.S. $30,000,000, plus U.S. $28,593,750 in premium, plus U.S. $3,913,117 in additional late charges, plus approximately U.S. $81,099 in accrued and unpaid expenses.  The foregoing amounts, plus any additional late charges and expenses accrued under the Second Restated Note or incurred by WP IX under the Transaction Documents, are collectively referred to herein as the “Obligation”.  The Second Restated Note will mature on January 30, 2014 (the “New Maturity Date”), subject to limited extension upon the occurrence of certain events as set forth in the Second Restated Note. Additional late charges will accrue under the Second Restated Note if any amount due under the Transaction Documents is not paid when due, at a compound annual rate of 25% per annum from the date such amount was due until paid in full.

The Second Restated Note provides that Beams Power may pay the Obligation before the New Maturity Date. Each $1.00 payment made against the Obligation by Beams Power from January 30, 2013 through July 30, 2013, each inclusive, shall reduce the amount of the Obligation by $1.60. Each $1.00 payment made against the Obligation by Beams Power from July 31, 2013 through the date immediately preceding the New Maturity Date, each inclusive, shall reduce the amount of the Obligation by approximately $1.48.  The Second Restated Notes provides that any payments made against the Obligation before the New Maturity Date shall be applied (1) first, against the accrued and unpaid expenses, (2) second, against the prior late charges, (3) third, against the premium, and (4) fourth, against the principal.

In addition, at any time and from time to time, WP IX has the ability to exchange some or all of the outstanding Obligation under the Second Restated Note into shares of the Issuer’s Common Stock held by Beams Power at an exchange price set forth in the Second Restated Note (the “Exchangeable Shares”).  Upon issuance of the Second Restated Note, the Obligation was exchangeable into shares of the Issuer’s Common Stock at an exchange rate of U.S. $5.64880 per share (the “New Initial Exchange Price”).  In the event of an exchange prior to the New Maturity Date, the Obligation shall be exchangeable at a price equal to the lesser of (i)  the New Initial Exchange Price and (ii) the amount equal to 90% of the weighted average trading price of the Issuer’s Common Stock for the 30-trading day period ending on the most recent trading day immediately preceding the date that WP IX delivers a notice of exchange with respect to some or all of the Obligation to Beams Power (an “Exchange Notice”).  Commencing at the New Maturity Date, in the event Beams Power has not paid the Obligation in full, the Obligation will become exchangeable at a price equal to the lesser of (i) the New Initial Exchange Price and (ii) an amount equal to 90% of the weighted average trading price of the Issuer’s Common Stock for the 30-trading day period ending on January 29, 2014 (the “Default Exchange Rate”).  In the event of an exchange at or after the New Maturity Date, the Obligation shall be exchangeable at a price equal to the lesser of (a) the New Initial Exchange Price, (b) the Default Exchange Rate, and (c) the amount equal to 90% of the weighted average trading price of the Issuer’s Common Stock for the 30-trading day period ending on the most recent trading day immediately preceding the date that WP IX delivers an Exchange Notice to Beams Power.  In each case, the exchange price is also subject to adjustment for stock dividends, stock splits, rights issuances and certain other events relating to the Issuer’s Common Stock.  In addition, upon the occurrence of an event of default under the terms of the Second Restated Note or certain corporate transactions of the Issuer or Beams Power, WP IX will have the right to require Beams Power to redeem all or any portion of the Second Restated Note.

The foregoing description of the terms of the Second Restated Note is qualified in its entirety by reference to the copy of the Second Restated Note filed as Exhibit 21 to Amendment No. 6 and incorporated herein by reference.

Terms of the Amended Share Pledge Agreement

Pursuant to the Amended Share Pledge Agreement, Beams Power has agreed to pledge an aggregate of 21,967,000 shares of the Issuer’s Common Stock (the “Pledged Shares”) as initial collateral for the loan evidenced by the Second Restated Note and any additional obligations owing by Beams Power to WP IX under the Note Purchase Agreement, the Restated Forbearance Agreement, the Second Restated Note and the other Transaction Documents that are incurred prior to the cancellation of the Second Restated Note.  In the event of a partial exchange of the Second Restated Note, Pledged Shares may be removed from the pledged collateral. In addition, the number of shares of the Issuer’s Common Stock included in the pledged collateral is subject to adjustment on each November 23rd and May 23rd during the term of the Second Restated Note depending on the then-market value of the Pledged Shares, in accordance with the formula set forth in the Amended Share Pledge Agreement.  The Amended Share Pledge Agreement shall terminate upon the cancellation of the Second Restated Note.

In addition, the Amended Share Pledge Agreement provides that, upon the occurrence of an event of default under the Second Restated Note, WP IX, as collateral agent, shall have, among other things, all of the rights and remedies with respect to the Pledged Shares of a secured party under the Uniform Commercial Code as in effect in the State of New York (the “UCC”), including, without limitation, the ability to sell the Pledged Shares or to cause the Pledged Shares to be sold at any exchange, broker’s board or at a public or private sale, in one or more sales or lots, or in one lot as an entirety, at such price as WP IX, in its capacity as collateral agent or as the secured party, may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Pledged Shares so sold shall thereafter own the same, absolutely free from any claim, encumbrance or right of any kind whatsoever.  In addition, upon the occurrence of an event of default under the Second Restated Note, WP IX, in its capacity as collateral agent or as the secured party, may, in its own name, or in the name of a designee or nominee, buy the Pledged Shares at any public sale and, if permitted by applicable law, including the UCC, buy the Pledged Shares at any private sale.

The foregoing description of the terms of the Amended Share Pledge Agreement is qualified in its entirety by reference to the copies of the Share Pledge Agreement, the First Share Pledge Amendment and the Second Share Pledge Amendment filed as Exhibit 9 to Amendment No. 1, Exhibit 16 to Amendment No. 5 and Exhibit 17 to Amendment No. 5, respectively, each of which is incorporated herein by reference.

Terms of the Amended Additional RRA

Pursuant to the Amended Additional RRA, the Issuer has agreed, (i) as soon as practicable after Beams Power receives notice from WP IX demanding that Beams Power exchange any portion of the Obligation for Exchangeable Shares, to file with the Commission a registration statement for the resale of the Exchangeable Shares and the Pledged Shares (collectively, the “Registrable Securities”), (ii) to use commercially reasonable efforts to have the registration statement declared effective by the Commission as soon as practicable, and (iii) to maintain the effectiveness of the registration statement until the earlier to occur of (A) the date on which all Registrable Securities have been sold pursuant to the registration statement, (B) the date on which all Registrable Securities have been sold under Rule 144 under the Securities Act of 1933, as amended, (C) if the Second Restated Note has been cancelled in accordance with the terms thereof, the date that all Registrable Securities held of record by WP IX or its permitted assignees or transferees have been sold pursuant to the registration statement or pursuant to Rule 144, or (D) April 23, 2016 (the date set forth in the Additional RRA Amendment), and (iv) to grant WP IX or its permitted assignees or transferees the right to two demand registrations and unlimited piggyback registrations, subject to certain conditions; provided that in each case, Beams Power will pay all expenses associated with each registration.

The foregoing description of the terms of the Amended Additional RRA is qualified in its entirety by reference to the copies of the Additional Registration Rights Agreement and the Additional RRA Amendment filed as Exhibit 10 to Amendment No. 1 and Exhibit 18 to Amendment No. 5, respectively, each of which is incorporated herein by reference.

Terms of the Amended Drag-Along Agreement

Pursuant to the Amended Drag-Along Agreement, Beams Power, among other things, agreed that, during the period commencing on the date of the occurrence of an event of default under the Second Restated Note and ending on the later to occur of the close of business on May 30, 2014 and the date that Beams Power satisfies the Obligation in full, WP IX, may, in its sole discretion in connection with a foreclosure on the pledged collateral under the Amended Share Pledge Agreement, require that Beams Power sell, transfer or otherwise dispose of up to all of the shares of the Issuer’s Common Stock and other equity interests of the Issuer beneficially owned by Beams Power (collectively, the “Securities”) to one or more purchasers identified by a third party investment bank.  The procedure and prices at which the Securities must be sold are set forth in the Amended Drag-Along Agreement. Under the terms of the Amended Drag-Along Agreement, Beams Power also appointed WP IX as its attorney-in-fact and proxy to represent, vote and consent with respect to the Securities in the event that Beams Power fails to perform its obligations under the Amended Drag-Along Agreement.

The foregoing description of the terms of the Amended Drag-Along Agreement is qualified in its entirety by reference to the copy of the Drag-Along Agreement filed as Exhibit 19 to Amendment No. 5 and the copy of the Amendment to the Drag-Along Agreement, filed as Exhibit 22 to Amendment No. 6, each of which are incorporated herein by reference.

Terms of the Additional ABN Consent Letter

Under the ABN Registration Rights Agreement, the Issuer is prohibited from entering into any agreement granting any holder or prospective holder of any securities of the Issuer registration rights with priority of inclusion rights superior to or pari passu with the rights granted to ABN under the ABN Registration Rights Agreement without prior written consent from ABN.  Pursuant to the Additional ABN Consent Letter, ABN, among other things, consented to the Issuer entering into the Additional Registration Rights Agreement, as required under the ABN Registration Rights Agreement, to permit the Issuer to grant WP IX certain rights under the Additional Registration Rights Agreement.

The foregoing description of the terms of the Additional ABN Consent Letter is qualified in its entirety by reference to the copy of the ABN Consent Letter filed as Exhibit 11 to Amendment No. 1 and incorporated herein by reference.

Terms of the Third ABN Consent Letter

Pursuant to the Initial Forbearance Agreement, Beams Power delivered to WP IX the Third ABN Consent Letter, pursuant to which ABN, among other things, consented to the Issuer entering into the Additional RRA Amendment, which extended the Issuer’s registration obligations with respect to the Registrable Securities from April 23, 2012 to April 23, 2016, subject to earlier termination as provided in the Additional Registration Rights Agreement.

Additional Disclosure

Except as described in the Purchase Agreement, the Registration Rights Agreement, the Voting Agreement, the ABN Consent Letter, the Note Purchase Agreement, the Restated Forbearance Agreement, the Second Restated Note, the Amended Share Pledge Agreement, the Amended Additional RRA, the Amended Drag-Along Agreement, the Additional ABN Waiver Letter, the Third ABN Waiver Letter and as otherwise set forth in this Schedule 13D, as amended, no Warburg Pincus Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged.

Item 5.                                  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Initial Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                 As of January 30 2013, WP IX is deemed to beneficially own an aggregate of 15,079,869 shares of Common Stock of the Issuer, which represents approximately 26.3% of the outstanding shares of Common Stock of the Issuer, calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act. This percentage is based on 57,300,713 shares of Common Stock of the Issuer outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2012 (the “Form 10-Q”), including 4,000,000 shares of Common Stock of the Issuer issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX and 11,079,869 shares of Common Stock of the Issuer issuable to WP IX upon exchange of the Second Restated Note at the New Initial Exchange Price.

Due to their respective relationships with WP IX and each other, the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 15,079,869 shares of Common Stock of the Issuer, which represented approximately 26.3% of the shares of Common Stock of the Issuer outstanding as of November 9, 2012, as disclosed in the Form 10-Q.

Each of WP IX LLC, WPP LLC, WP, WP LLC, Messrs. Charles R. Kaye and Joseph P. Landy disclaims beneficial ownership of the Issuer’s Common Stock.

(b)                                 Each of the Warburg Pincus Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote of and to dispose or to direct the disposition of the 15,079,869 shares of Common Stock of the Issuer.

(c)                                  Except for the transactions described in the Schedule 13D, no other transactions in shares of the Issuer’s Common Stock were effected by the Warburg Pincus Reporting Persons during the last sixty (60) days.

Item 7.                                      Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit 20:                                    Restated Forbearance Agreement, dated January 30, 2013, by and between Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P.

Exhibit 21:                                    Second Restated Senior Exchangeable Note, dated January 30, 2013, issued by Beams Power Investment Limited to Warburg Pincus Private Equity IX, L.P., in the aggregate original principal amount of U.S.$30,000,000.

Exhibit 22:                                    Amendment No. 1 to Drag-Along Agreement, dated January 30, 2013, by and between Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its General Partner,
By: Warburg Pincus Partners LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Timothy J. Curt
Name: Charles R. Kaye
By: Timothy J. Curt, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Timothy J. Curt
Name: Joseph P. Landy
By: Timothy J. Curt, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on October 4, 2012, as an exhibit to Amendment No. 6 to the Schedule 13D filed by Warburg Pincus Private Equity X, L.P. and other reporting persons with respect to Primerica, Inc.

**Power of Attorney given by Mr. Landy was previously filed with the SEC on October 4, 2012, as an exhibit to Amendment No. 6 to the Schedule 13D filed by Warburg Pincus Private Equity X, L.P. and other reporting persons with respect to Primerica, Inc.